SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 000-50778

                                  Hemosol Corp.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  X    Form 40-F
          ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       No   X
    ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

The following is included in this Report on Form 6-K:

1.   Press Release, dated as of November 9, 2005

                                                                   MEDIA RELEASE


                Hemosol Announces Third Quarter Financial Results


TORONTO, ON, November 9, 2005 - Hemosol Corp. (NASDAQ: HMSL, TSX: HML) today announced financial results and review of operations for the third quarter ended September 30, 2005. Unless otherwise stated, all dollar amounts presented herein are in Canadian dollars.

During the quarter the Company successfully:

     o Scaled-up the Cascade to meet the requirements for clinical trial activity and completed the design of the Cascade's secondary processes which are key to both clinical and commercial activity;

     o Established excellent working relationships with potential key customers for Cascade products; and

     o Received FDA guidance in two key areas - the Company established the regulatory path for its planned IGIV product that would have put it on track to file an Investigational New Drug application ("IND") for a phase III clinical trial in April 2006. Hemosol also obtained clear directions on the development of its second generation hemoglobin-based oxygen carrier that would put the Company on track for the necessary pre-clinical studies in support of an IND for a phase I clinical trial; and

     o Advanced discussions with several potential partners and investors for the development of its pipeline products, notably its drug delivery technology and a monoclonal antibody-based therapy intended for the treatment of Epo, non-responsive anemia.

"While the third quarter was a period of significant technical and operational success it has been a major disappointment in terms of securing the financial resources the company needs to realize its potential," said Lee Hartwell, President and CEO of Hemosol. "Despite significant uncertainty surrounding the Company's immediate future, our belief in the commercial potential of our therapeutic protein initiative and our portfolio of pipeline products is stronger than ever. We have conducted numerous runs of the Cascade technology and the results have consistently exceeded our expectations. Similarly, there have been significant advances in our pipeline which bodes well for the licensing, partnering and independent funding discussions underway."

Both during the third quarter and subsequent to quarter-end, the Company held several discussions with potential investors in connection with its proposed private placement financing but no commitments have been obtained to date. The Company has also held discussions with several parties in connection with potential strategic transactions but no commitments have been obtained to date. No assurance can be given that the Company will be able to complete any such transactions given its current financial resources. The Company requires additional capital shortly to continue as a going concern. The Company is now in discussions with its secured creditors with respect to its current financial position.

In order to preserve cash and extend the Company's ability to continue to seek a financing or strategic transaction, it issued layoff notices to approximately two thirds of its staff on October 28, 2005. As a result, the final achievement dates for the milestones advanced during the quarter are uncertain. The Company's reduced workforce and limited resources have also caused Hemosol to suspend the provision of bio-manufacturing services to third parties and, accordingly, the Company and Organon Canada Ltd. reached a mutual agreement to terminate the Manufacturing and Supply Agreement dated September 24, 2004. This termination is effective immediately and was implemented without additional cost or penalty to either party.

FINANCIAL RESULTS

All amounts reflect the post-consolidation Common Share numbers and post-consolidation Common Share price unless otherwise noted.

For the quarter ended September 30, 2005 the Company had a net loss of $6.1 million or ($0.35) per share, compared with a net loss for the quarter ended September 30, 2004 of $3.6 million or ($0.25) per share. Included in this quarter's results were spending related to the Supply Agreement with Organon, amortization of non-cash deferred charges of $0.2 million related to ?nancing costs and additional depreciation of $1.0 million as a result of the Company starting to amortize the technical equipment it deemed available for use in the first quarter of 2005. These costs were partially offset by the recording of minority interest of $0.5 million, as a result from the 7% partnership interest held by LPBP Inc. in Hemosol LP and $0.4 million of revenue related to the Supply Agreement with Organon. The net loss for the quarter ended September 30, 2004 included non-cash stock based compensation expenses of $1.4 million offset by the reversal of a future tax liability of $2.0 million related to the April 2004 Plan of Arrangement primarily as a result of accumulated tax losses.

Total operating expenses increased from $5.6 million for the quarter ended September 30, 2004 to $5.7 million for the quarter ended September 30, 2005 an increase of $0.1 million, bringing operating expenses for the nine months ended September 30, 2005 to $18.0 million compared with $13.6 million for the same period in the prior year. This increase for the nine month period results from the recording of an additional $3.1 million in depreciation for the technical equipment that is now deemed available for use for increased bio-manufacturing initiatives, specifically related to the Supply Agreement with Organon, and increased activity in support of the issuance of the Establishment License by Health Canada which occurred on June 30, 2005.

As of September 30, 2005 the Company had $0.8 million of cash and cash-equivalents. During the quarter, the Company received approximately $1 million which was released from an escrow account established as part of the Plan of Arrangement completed on April 30, 2004.

Scientific and process development expenses increased from $3.3 million for the quarter ended September 30 2004, to $4.3 million for the quarter ended September 30, 2005, an increase of $1.0 million. This brought scientific and process development expenses for the nine months ended September 30, 2005 to $13.9 million compared to $7.9 million for the same period in the prior year. This increase was mainly due to increased activity related to the Company's bio-manufacturing initiatives, specifically related to the Supply Agreement with Organon and costs related to the requisite validation and licensing of the Meadowpine Facility by Health Canada. Included in this amount is additional depreciation of approximately $3.1 million for the technical equipment that is now deemed available for use.

Regulatory and clinical expenses decreased from $0.4 million for the quarter ended September 30, 2004 to $0.2 million for the quarter ended September 30, 2005, a decrease of $0.2 million. This brought regulatory and clinical expense for the nine months ended September 30, 2005 to $0.8 million compared with $1.0 million for the same period in the prior year. These costs represent routine baseline regulatory and clinical support activities.

Administration expenses decreased from $1.4 million for the quarter ended September 30, 2004 to $1.2 million for the quarter ended September 30, 2005, a decrease of $0.2 million. This brought administration expenses for the nine months ended September 30, 2005 to $2.6 million compared to $3.6 million for the same period in the prior year. This decrease was due primarily to lower stock-based compensation expense of $1.0 million in the current period.

Marketing and business development expenses decreased slightly for the quarter ended September 30, 2005, a decrease of $0.4 million. This brought marketing and business development expenses for the nine months ended September 30, 2005 to $0.7 million compared with $0.6 million for the same period in the prior year. This increase primarily resulted from increased activity for business development costs associated with the bio-manufacturing initiative and partnering activities related to the drug development pipeline.

NOTES TO FINANCIAL STATEMENTS TO FOLLOW:

The statements included with this release should be read in conjunction with the applicable notes, which can be found on the Company's website at www.hemosol.com.

ABOUT HEMOSOL

Hemosol is an integrated biopharmaceutical developer and manufacturer of biologics, particularly blood-related protein based therapeutics.

For more information visit Hemosol's website at www.hemosol.com.

The Common Shares are listed on the NASDAQ Stock Market under the trading symbol "HMSL" and on the TSX under the trading symbol "HML".


Contact:   Jason Hogan
           Investor & Media Relations
           416 361 1331
           800 789 3419
           416 815 0080 fax
           ir@hemosol.com
           www.hemosol.com

Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to successfully implement the Cascade technology and commercialize products derived from that technology; Hemosol's ability to obtain additional financing which is critical to the implementation of the Cascade technology and to Hemosol's continued viability as a going concern; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; Hemosol's ability to enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products and services; the degree of market penetration of Hemosol's products; Hemosol's ability to attract and retain clients for its bio-manufacturing services; the risk that Hemosol may not become profitable; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Hemosol Corp. [A development stage company][Incorporated under the laws of Ontario]

CONSOLIDATED STATEMENTS OF BALANCE SHEETS
(unaudited and not reviewed by the Company's external auditors.)
See Note 2 - Going Concern Uncertainty

                                                                                    September 30       December 31
                                                                                            2005              2004
(in thousands of dollars)                                                                      $                 $
-------------------------------------------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                                                                    815             4,230
Cash held in escrow [note 7]                                                                   -             1,000
Prepaids and other assets                                                                    499               366
Inventory                                                                                  1,817             1,329
-------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                       3,131             6,925
-------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net [note 3]                                               78,986            83,104
Patents and trademarks, net                                                                1,081             1,164
License technology, net [note 4]                                                           8,607             5,022
Deferred charges, net [note 5]                                                             1,211               177
-------------------------------------------------------------------------------------------------------------------
TOTAL OTHER ASSETS                                                                        89,885            89,467
-------------------------------------------------------------------------------------------------------------------
                                                                                          93,016            96,392
-------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT

Accounts payable and accrued liabilities                                                   2,850             2,538
Short-term portion of convertible note [note 8c]                                             350                 -
Short-term debt [note 8d]                                                                      -            20,000
-------------------------------------------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                                                                  3,200            22,538
-------------------------------------------------------------------------------------------------------------------
Long-term debt [note 8d]                                                                  20,000                 -
Convertible note [note 8c]                                                                 3,862                 -
Minority interest                                                                          3,734             5,163
-------------------------------------------------------------------------------------------------------------------
TOTAL LONG TERM LIABILITIES                                                               27,596             5,163
-------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                         30,796            27,701
-------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Common shares [notes 4 and 8a,b]                                                         320,294           311,711
Equity portion related to convertible note [note 8c]                                       1,453                 -
Warrants and options [notes 6 and 8a,b,c]                                                 16,427            14,080
Contributed surplus                                                                        9,125             9,125
Deficit                                                                                 (285,079)         (266,225)
-------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                62,220            68,691
-------------------------------------------------------------------------------------------------------------------
                                                                                          93,016            96,392
-------------------------------------------------------------------------------------------------------------------
See accompanying notes

On behalf of the Board:


Edward E. McCormack                 Lee Hartwell
Chairman                            Director and Chief Executive Officer

Hemosol Corp. [A development stage company][Incorporated under the laws of Ontario]

CONSOLIDATED STATEMENTS OF LOSS
(unaudited and not reviewed by the Company's external auditors.)
See Note 2 - Going Concern Uncertainty

                                                                       Three months ended              Nine months ended
                                                                          September 30                    September 30
                                                                       2005          2004              2005           2004
     (in thousands of dollars except per share data)                      $             $                 $              $
     ----------------------------------------------------------------------------------------------------------------------
     REVENUE
     Product sales                                                      372             -               372              -

     EXPENSES
     Cost of goods sold                                                 216             -               216              -
     Research and development
        Scientific and process [note 3]                               4,083         3,298            13,652          7,855
        Regulatory and clinical                                         234           354               809          1,007
     Administration                                                   1,183         1,446             2,640          3,614
     Marketing and business development                                 240           284               690            597
     Support services                                                   141           224               466            485
     Foreign currency translation (gain) loss                           (28)           (3)              (90)             6
     ----------------------------------------------------------------------------------------------------------------------

     Loss from operations                                             5,697         5,603            18,011         13,564
     Amortization of deferred charges [note 5]                          225           115               818          1,823
     Interest income                                                     (5)          (44)              (65)          (128)
     Interest expense                                                   394           242             1,084            746
     Net gain on Arrangement                                              -             -                 -         (6,838)
     Accretion in carrying value of convertible note [note 8c]          211             -               385              -
     ----------------------------------------------------------------------------------------------------------------------
     Loss before minority interest and income taxes                   6,522         5,916            20,233          9,167
     Minority interest                                                 (461)         (424)           (1,429)          (680)
     Provision for (recovery of) income taxes
               Current                                                   20            50                50            150
               Future                                                     -        (1,946)                -         (2,975)
     ----------------------------------------------------------------------------------------------------------------------
     NET LOSS FOR THE PERIOD                                          6,081         3,596            18,854          5,662
     ----------------------------------------------------------------------------------------------------------------------
     BASIC AND DILUTED LOSS PER SHARE                                  0.35          0.25              1.14           0.40
     ----------------------------------------------------------------------------------------------------------------------
     WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING [000's]                               17,590        14,286            16,604         14,123
     ----------------------------------------------------------------------------------------------------------------------
     See accompanying notes

CONSOLIDATED STATEMENTS OF DEFICIT
(unaudited)

                                                                       Three months ended               Nine months ended
                                                                          September 30                     September 30
                                                                       2005          2004              2005           2004
     (in thousands of dollars)                                            $             $                 $              $
     ----------------------------------------------------------------------------------------------------------------------
     Deficit, beginning of period                                   278,998       258,143           266,225        253,177
     Net loss for the period                                          6,081         3,596            18,854          5,662
     Distribution                                                         -             -                 -          2,900
     ----------------------------------------------------------------------------------------------------------------------
     DEFICIT, END OF PERIOD                                         285,079       261,739           285,079        261,739
     ----------------------------------------------------------------------------------------------------------------------
     See accompanying notes

Hemosol Corp. [A development stage company][Incorporated under the laws of Ontario]

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited and not reviewed by the Company's external auditors.)
See Note 2 - Going Concern Uncertainty

                                                                              Three months ended               Nine months ended
                                                                                 September 30                     September 30
                                                                              2005           2004              2005          2004
[in thousands of dollars]                                                        $              $                 $             $
----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                                                     (6,081)        (3,596)          (18,854)       (5,662)
Add (deduct) items not involving cash
      Amortization of property, plant and equipment                          1,457            536             4,581         1,646
      Amortization of license technology                                       165            100               415           187
      Amortization of patents and trademarks                                    27             28                83            98
      Amortization of deferred charges                                         225            115               818         1,823
      Stock-based compensation                                                 120          1,411               304         2,464
      Accretion in carrying value of convertible note [note 8d]                211              -               385             -
      Future income taxes                                                        -         (1,946)                -        (2,975)
      Minority interest                                                       (461)          (424)           (1,429)         (680)
      Net gain on arrangement                                                    -              -                 -        (6,838)
      Foreign currency translation (gain) loss                                   -              3                 -            (6)

----------------------------------------------------------------------------------------------------------------------------------
                                                                            (4,337)        (3,773)          (13,697)       (9,943)
Net change in non-cash working capital
    balances related to operations                                             348            369              (311)       (1,630)

----------------------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                                           (3,989)        (3,404)          (14,008)      (11,573)
----------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Patents and trademark costs                                                      -              -                 -            (4)
Purchase of property, plant and equipment                                       (8)          (169)             (463)         (424)
Purchase of license technology                                                   -              -            (1,070)       (1,502)
Proceeds from Arrangement, net of transaction cost                               -              -                 -        12,898
Purchase of short term investments                                               -          6,965                 -             -

----------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) investing activities                                 (8)         6,796            (1,533)       10,968
----------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds on issuance of common shares, warrants and options [note 8b]            -              -             6,118           180
Issuance of convertible debentures [note 8c]                                     -              -             5,633             -
Increase in deferred charges                                                     -              -              (625)            -
Proceeds from bulge facility [note 8d]                                           -              -               500             -
Payment of bulge facility [note 8d]                                              -              -              (500)            -
Cash released from escrow                                                    1,000              -             1,000           448

----------------------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                                        1,000              -            12,126           628
----------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rates on cash and cash equivalents                            -             (3)                -             6
----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and
   cash equivalents during the period                                       (2,997)         3,389            (3,415)           29
Cash and cash equivalents, beginning of period                               3,812          4,765             4,230         8,125
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                       815          8,154               815         8,154
----------------------------------------------------------------------------------------------------------------------------------
See accompanying notes

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 HEMOSOL CORP.


                                 By: /s/ Lee Hartwell
                                     -------------------------------------------
                                     Name:   Lee Hartwell
                                     Title:  President, Chief Executive Officer
                                             and Chief Financial Officer

Date:  November 10, 2005

















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